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                                                                  EXHIBIT (a)(1)



                                    PSC Inc.
                                675 Basket Road
                            Webster, New York 14580

                                                                   June 19, 2000

Dear PSC Securityholder:

   On behalf of the Board of Directors, I am pleased to inform you that PSC Inc. has entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of June 5, 2000, with two affiliates of Welch Allyn Data Collection,
Inc.: Mohawk Corp. ("Parent") and Mohawk Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all of the outstanding (i) shares of PSC common stock for $8.45 per share, (ii) shares of PSC Series A Convertible Preferred Stock for $105.625 per share and (iii) warrants to purchase PSC common stock for $8.45 per underlying share of common stock less the exercise price, in each case net to the seller in cash. The tender offer is conditioned upon, among other things, a minimum of two-thirds of PSC's outstanding securities on a fully diluted and as converted basis being validly tendered and not withdrawn prior to the expiration of the tender offer. Provided all of the conditions to the Merger Agreement are satisfied or waived, the tender offer will be followed by a merger, in which each share of common stock not tendered will be cancelled and converted into the right to receive $8.45 per share in cash, each share of Series A Convertible Preferred Stock not tendered will be cancelled and converted into the right to receive $105.625 per share in cash.

   The Board of Directors has determined that the Merger Agreement is fair to and in the best interests of securityholders, and has approved, adopted and declared advisable the Merger Agreement and resolved to recommend that securityholders accept the tender offer and tender their securities.

   In arriving at its recommendation, the Board gave careful consideration to a number of factors, as described in the attached Solicitation/Recommendation Statement on Schedule 14D-9, including the written opinion of Raymond James & Associates, Inc. ("Raymond James") that, as of the date of the opinion and based upon certain information, the consideration to be received by the holders of PSC common stock pursuant to the Merger Agreement with Parent and Purchaser is fair from a financial point of view to such holders. A copy of Raymond James' written opinion, which sets forth the assumptions made, procedures followed and matters considered by Raymond James in rendering its opinion, can be found in Annex A to the Solicitation/Recommendation Statement. You should read the opinion carefully in its entirety.

   The Solicitation/Recommendation Statement sets forth the terms and conditions of the tender offer and the merger, describes in more detail the reasons for the Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully in making your decision with respect to tendering your securities pursuant to the tender offer.

   Also enclosed are Purchaser's Offer to Purchase, dated June 19, 2000, Letters of Transmittal to be used for tendering your securities, and other related documents.

                                          Sincerely yours,

                                          /s/ Robert C. Strandberg

                                          Robert C. Strandberg
                                          President and Chief Executive
                                          Officer